Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P.

SUPPLEMENT DATED JUNE 3, 2010
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED NOVEMBER 3, 2009

This Supplement updates certain information contained in the Superfund Gold, L.P. Prospectus and Disclosure Document dated November 3, 2009. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Gold, L.P.

SUMMARY

General

The following is added as the fourth paragraph under “General” on page 1 of the Prospectus:

Commencing on July 1, 2010, Superfund Capital Management will integrate a systematic, technical short-term trading strategy into the Fund’s primary trend-following methodology. This short-term strategy seeks trading opportunities arising out of short term changes in futures and forward market prices, with trades lasting from less than a day to more than a week, and has exhibited low correlation to the trend-following methodology utilized by the Fund which is expected to diversify the Fund’s sources of return.

Charges to Each Series

Selling Agents and Others

The following is added as the new final bullet-point on page 5 of the Prospectus:

•	Effective July 1, 2010, the round-turn brokerage commission paid by the Fund will be reduced from $25.00 to $12.00 (or the foreign currency equivalent) per round-turn transaction plus applicable regulatory and exchange fees.

Breakeven Analysis

The following is added to note (3) on page 6 of the Prospectus:

Effective July 1, 2010, assumes 1,667 round-turn transactions for Series A and 2,500 round turns transactions for Series B per million dollars per year at a rate of $12 per round-turn transaction. These assumptions are based on the average number of round-turn transactions per million dollars per year over the last three years traded on behalf of the Series, the anticipated average risk capital of each Series that will be allocated to the Fund’s short-term systematic, technical trading strategy and the experience of an affiliate of Superfund Capital Management with implementing that short-term strategy on behalf of an account managed by such affiliate.

SUPERFUND CAPITAL MANAGEMENT

Trading Strategy

The following is added as the seventh paragraph under “Trading Strategy” on page 19 of the Prospectus:

Commencing on July 1, 2010, Superfund Capital Management will integrate a systematic, technical short-term trading strategy into the Fund’s primary trend-following methodology. This short-term strategy seeks to capitalize on short term changes in futures and forward market prices, with trades lasting from less than a day to more than a week, and has exhibited low correlation to the trend-following methodology utilized by the Fund. Trading decisions are based on proprietary algorithms that seek to identify short-term trading opportunities, whether within a larger market trend or other market pattern or otherwise, through an analysis of technical indicators, and are generated on a fully automated basis without human emotional bias.

CHARGES TO EACH SERIES

Charges to be Paid by Each Series

The following is added to the third row under “Charges to be Paid by Each Series” on page 34 of the Prospectus under the column titled “Amount of Payment”:

Effective July 1, 2010, the round-turn brokerage commission paid by the Fund will be reduced from $25.00 to $12.00(or foreign currency equivalent) per round-turn transaction plus applicable regulatory and exchange fees.

Round-Turn Brokerage Commissions

The following is added as a second paragraph under “Round-Turn Brokerage Commissions” on page 33 of the Prospectus:

Effective July 1, 2010, each Series will be charged brokerage fees of $12.00 per round turn for futures and foreign exchange ($100,000 contract equivalent) transactions plus applicable regulatory and exchange fees where brokerage commissions are charged in U.S. dollars. Brokerage commissions for certain foreign futures contracts to be traded by the Fund are charged in currencies other than the U.S. dollar. Commission rates for brokerage commissions charged in foreign currencies will be reset on the first business day of each calendar month to the foreign currency equivalent of $12.00 based on the then current U.S. dollar exchange rate for the applicable foreign currencies. Daily fluctuations in foreign currency exchange rates will, however, cause the actual commissions charged to the Fund for certain foreign futures contracts to be more or less than $12.00 per round-turn. A portion of the Fund’s brokerage fees will be paid to the clearing brokers for execution and clearing costs and the balance will be paid to Superfund Asset Management, which serves as introducing broker for each Series. Assuming 1,667 round turn transactions per year per million dollars in Series A, and 2,500 round-turn transactions per year per million dollars in Series B, brokerage commissions are estimated at 2.00% (Series A) and 3.00% (Series B) annually of average annual net assets. The preceding assumptions are based on the average number of round-turn transactions per million dollars per year over the last three years traded on behalf of the Series, the anticipated average risk capital of each Series that will be allocated to the Fund’s short-term systematic, technical trading strategy and the experience of an affiliate of Superfund Capital Management with implementing that short-term strategy on behalf of an account managed by such affiliate. The Partnership Agreement provides that brokerage commission costs to be borne by the Fund shall not exceed 5% (Series A) and 7% (Series B) annually of the average annual net assets of the Series.

STRATEGY

Technical Trading Systems

The following is added as a second paragraph under “Technical Trading Systems” on page 91 of the Prospectus:

Commencing on July 1, 2010, Superfund Capital Management will integrate a systematic, technical short-term trading strategy into the Fund’s primary trend-following methodology. Similar to the Fund’s trend following strategy, this short-term strategy is based on proprietary algorithms and analyses of technical indicators.

All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

SUPERFUND CAPITAL MANAGEMENT, INC.
General Partner